United States securities and exchange commission logo





                           April 22, 2021

       Kemal Kaya
       Chief Executive Officer
       Galata Acquisition Corp.
       2001 S Street NW, Suite 320
       Washington, DC 20009

                                                        Re: Galata Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 2, 2021
                                                            File No. 333-254989

       Dear Mr. Kaya:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed April 2, 2021

       Prospectus Summary
       Terms of founder shares, page 12

   1. Since a business combination will be approved only if a majority of the outstanding shares of common stock
voted are voted in favor, also disclose how many public shares would be needed to vote
in favor of a business combination assuming the minimum
                                                        number of shares
representing a quorum are voted. Separately, we note your disclosure that certain anchor
investors, managed by members of your sponsor, including, Callaway
                                                        Capital Management LLC,
Weiss Asset Management LP, and DLD Asset Management,
                                                        LP have expressed an
interest to purchase an aggregate of $50 million of units in the public offering. Please
also disclose the impact on the vote required by the public
                                                        shareholders to approve
the initial business combination if the anchor investors
 Kemal Kaya
Galata Acquisition Corp.
April 22, 2021
Page 2
       purchase such units.
Risk Factor
The grant of registration rights to our sponsor and its permitted transferees, page 32

2. Revise this risk factor to make clear that the founder shares may become transferable earlier than one year following a business combination if the company's
       shares trade for a relatively small premium ($12.00) to your initial public offering price
       ($10.00) thereby enhancing the potential dilution to your public shareholders.
Management
Executive Officer and Director Compensation, page 99

3. On page 21, you referred to the payment of a fee and grant of an option to each of your independent directors. Please revise this section to provide the material terms of the transactions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior
Counsel, at 202-551-3673 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                              Sincerely,
FirstName LastNameKemal Kaya
                                                              Division of
Corporation Finance
Comapany NameGalata Acquisition Corp.
                                                              Office of
Technology
April 22, 2021 Page 2
cc:       Jason Simon
FirstName LastName